SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

Closure of Register of Members

NOTICE IS HEREBY GIVEN THAT the register of members of the Company will be closed from Monday, 26 January 2009 to Tuesday, 3 February 2009, both days inclusive. The purpose of such closure of register is to enable the Company to determine the identity of the shareholders of the Company who are entitled to attend and vote at the upcoming extraordinary general meeting of the Company scheduled to be held on 3 February 2009 (the “EGM”) to approve, among other things, the terms of the Strategic Cooperation Agreement entered into between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang”) (including Proposed Cap), details of which are set out in the Company’s announcement dated 8 January 2009, and the Company’s proposal to refresh the general mandate from shareholders of the Company for its directors to be authorised to issue and allot shares, details of which, together with those relating to Datang as referred to above, are proposed to be set out in the shareholders’ circular scheduled to be despatched on or around 16 January 2009. During such period, no transfer of shares of the Company will be registered. In order to qualify for attending and voting at the EGM, all transfers, accompanied by the relevant certificates, must be lodged with the share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Shops 1712 to 1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on 23 January 2009. The record date is 3 February 2009, being the day on which the identity of the shareholders of the Company who are entitled to attend and vote at the EGM will be determined.

As at the date of this announcement, the directors of the Company are Yang Yuan Wang as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Wang Zheng Gang as Non-Executive Director of the Company; and Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC
January 12, 2009

This announcement is made in English and Chinese. In case of any inconsistency, the English version shall prevail.